SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2017

Commission file number     001-14905

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm

(b)	Financial Statements – See accompanying Report of Independent Registered Public

Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

PLAN ADMINISTRATOR:	BENJAMIN MOORE & CO.

By:	/s/ Michael Farrell
Michael Farrell

Date: June 20, 2018

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Berkshire Hathaway Inc. on Form S-8 (No. 333-64284) of our report dated June 20, 2018, on our audits of the financial statements of the Benjamin Moore & Co. Deferred Savings and Investment Plan as of December 31, 2017 and 2016, and for the year ended December 31, 2017, and of the supplemental schedule of the Benjamin Moore & Co. Deferred Savings and Investment Plan as of December 31, 2017, which report is included in the Annual Report on Form 11-K to be filed on or about June 20, 2018.

/s/ EISNERAMPER LLP

Iselin, New Jersey

June 20, 2018

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Benjamin Moore & Co. Deferred Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ EISNERAMPER LLP

Iselin, New Jersey

June 20, 2018

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
ASSETS:
Investments at fair value:
Mutual Funds	$153,688,374	$128,287,850
Berkshire Hathaway Stock Fund	28,348,090	23,434,509
Common Collective Trust Funds:
Schwab Indexed Retirement Funds	49,806,153	38,290,775
Morley Stable Value Fund	22,606,654	25,056,846
Schwab Managed Retirement Trust Income Fund	280,007	335,630

Total investments at fair value	254,729,278	215,405,610

Receivables:
Employer contributions	1,061,194	1,149,008
Participant contributions	—	281,257
Notes receivable from participants	3,987,820	3,690,854

Total receivables	5,049,014	5,121,119

Total assets	259,778,292	220,526,729

LIABILITIES:
Accrued expenses	54,000	52,000

Total liabilities	54,000	52,000

Net assets available for benefits	$259,724,292	$220,474,729

See accompanying notes to financial statements

2

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividends and interest	$8,612,676
Net realized/unrealized appreciation in fair value of investments	28,103,696

Total investment income	36,716,372

Interest on participants notes receivable	168,004
Contributions:
Participants	10,668,577
Employer	5,832,775
Participant rollovers	1,419,917

Total contributions	17,921,269

Total Additions	54,805,645

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	15,426,441
Administrative expenses	129,641

Total Deductions	15,556,082

Net increase	39,249,563
Net assets available for benefits, beginning of year	220,474,729

Net assets available for benefits, end of year	$259,724,292

See accompanying notes to financial statements

3

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF PLAN

The following description of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) provides only general information. The Participants should refer to the Plan document for a more complete description of the Plan’s provisions and accounting policies. The Plan is sponsored and administered by Benjamin Moore & Co. (the “Company”). The Company is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”). Charles Schwab Bank (“Schwab”) is the appointed trustee (“Trustee”) and Charles Schwab Corporation – Schwab Retirement Plan Services, Inc. is the recordkeeper of the Plan.

[1]	General:

The Plan is a safe-harbor plan and permits new employees of the Company to participate in the Plan on the first day of the month following the date of hire. Also, the Plan accepts “Roth” elective deferrals on behalf of participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan permits participants to make voluntary elective transfers of their entire account balance to this Plan from another qualified section 401(k) plan of the Company or from this Plan to another qualified section 401(k) plan of the Company. The plan transfer must be made in connection with a participant’s change in employment status which results in the participant not being entitled to additional allocations under the prior plan.

[2]	Investments:

Participants have the option of investing their contributions in one fund or dividing their investment in more than one fund.

[3]	Participant accounts:

Each participant’s account is adjusted for the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[4]	Contributions and eligibility:

All employees can voluntarily contribute up to 50 percent of annual compensation up to the Internal Revenue Service (“IRS”) maximum allowance. The IRS maximum allowance was $18,000 in 2017 and 2016. Annual compensation includes overtime, incentive compensation, and certain bonuses as part of the total eligible compensation. Participants age 50 and older could contribute an additional $6,000 as a catch-up contribution in 2017 and 2016, resulting in a total pre-tax contribution limit of $24,000 for 2017 and 2016, for such individuals.

Employees are automatically enrolled upon completion of one month during the first calendar year of employment with the Company and defer two percent of their compensation as a contribution into the Plan. The automatic deferral percentage will increase to five percent effective July 1, 2018 for new participants and March 1, 2019 for current participants. Each subsequent anniversary date, the deferral percentage increases by one percent until reaching seven percent. Effective March 1, 2017, current Participants capped at seven percent were moved to eight percent and will be increased by an additional one percent each March 1 thereafter up to the cap of ten percent. Effective May 17, 2018, the cap of ten percent will be eliminated. There is an “opt-out” election that is available each February for employees who are not currently contributing to the Plan and are scheduled to be automatically enrolled in the Plan with a March 1st effective date. A participant may opt-out of the Plan at any time, however, each February thereafter, the participant will need to make this election for it to continue to be in effect.

4

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[4]	Contributions and eligibility: (continued)

Contributions are matched for 100 percent of the participant directed contribution, up to three percent of eligible earnings, plus 50 percent of the participant directed contribution on the next two percent of eligible earnings. Matching contributions are funded each pay period. In November 2013, the Company amended the Plan so that effective February 1, 2014 wage and hour employees employed on the last day of the Plan year will receive a 3 percent special discretionary contribution to be contributed by the Plan Sponsor. The special discretionary contribution for 2017 was $713,248.

As stated above, the IRS sets a maximum limit on the amount of pre-tax salary deferrals a participant can contribute each year. If a participant reaches this limit early in the year, the participant will also no longer receive the Company matching contributions. In this situation, it is possible that the participant will not receive the maximum Company match for the year. To address this issue, the Company makes an additional “true-up” contribution to all participant accounts that did not receive the full match amount and would have done so had they not reached the IRS deferral limit before the end of the year.

“True-up” contributions are included in employer contributions receivable and were $342,742 and $287,113 as of December 31, 2017 and 2016, respectively.

[5]	Payment of benefits:

After participants reach age 59-1/2, they may withdraw all or a portion of their participant-directed account balance at any time and for any reason. Prior to age 59-1/2, in-service withdrawals from the Plan are only allowed for unusual financial hardships and must be approved by the Company. While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by IRS guidelines. A participant, who is performing service in the military (while on active duty for a period of more than thirty days) may elect an in-service withdrawal of participant deferral amounts provided that the participant does not make elective deferrals to the Plan during the six-month period beginning on the date of such distribution. Termination withdrawals are a result of disability, termination of employment, retirement or death. Once a participant’s employment ends, the participant must take a full distribution of their account by April 1st of the calendar year following the year in which the participant reaches age 70-1/2. If a participant remains employed by the Company after reaching age 70-1/2, the participant may delay the distribution of their account until retirement.

Distributions are paid directly to an eligible retirement plan specified by the participant (or designated beneficiary) in a direct rollover or to an Individual Retirement Account. Distributions can also be paid in cash, if so elected. In addition, terminated employees with account balances in excess of $1,000 may elect to leave their account balance in the Plan and share in future investment results only.

[6]	Notes receivable from participants:

Participants may borrow from their participant-directed account balance, with a minimum loan amount of $500, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. No more than one loan per participant may be outstanding at any time. All loans shall be evidenced by a promissory note. The loans are secured by the balance in the participant’s account and interest is accrued at the defined prime rate at the beginning of the month that the loan was originated plus one percentage point. Principal plus interest on participant loans is generally repaid in five years in equal installments through payroll deductions each pay period. The maximum term for participant loans used for first-time home purchases is fifteen years. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document. Interest rates on loan balances outstanding as of December 31, 2017 range from 4.25% to 8%.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[7]	Vesting:

Each participant is fully vested in their account at all times including matching and special discretionary contributions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

[1]	Basis of accounting:

The financial statements and accompanying notes are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

[2]	Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ from these estimates.

[3]	Contribution:

Participants’ contributions are collected by the Company through payroll deductions and forwarded to the Trustee. Contributions withheld from salaries and not yet forwarded to the Trustee are reflected as participant contributions receivable.

[4]	Benefits paid to participants:

Distributions from the Plan are recorded in the period in which they are paid to participants in accordance with the terms of the Plan.

[5]	Investment valuation and income recognition:

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized/unrealized appreciation/(depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought, sold and held during the year. Investment income and appreciation/(depreciation) for each participant-directed investment fund is allocated to each participant in the same ratio that the participant’s account balance in that fund bears to the total account balances for all participants in that fund.

[6]	Notes receivable from participants:

Loans issued to participants in the form of promissory notes are measured at their unpaid principal balance plus any accrued but unpaid interest.

[7]	Administrative expenses:

Investment-related and recordkeeping expenses are paid from the Plan’s assets. Certain investment-related expenses are recorded as a reduction of net investment income and are not identifiable on the financial statements. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no cost to the Plan.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

[8]	Subsequent events:

As disclosed in Note A [4], the Committee agreed to amend the Plan to increase the automatic deferral percentage from two percent to five percent. The increase will be effective July 1, 2018 for new participants and March 1, 2019 for current participants. In addition, effective May 17, 2018, the Committee agreed to eliminate the automatic deferral participant cap of ten percent.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used as of December 31, 2017 and 2016.

Stable Value Collective Trust Fund

A stable value fund is a form of common collective trust funds, which is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value (“NAV”) of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Other Common Collective Trust Funds

Common collective trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily publicly traded equity securities, fixed income securities, and commodity-related securities and are valued at their NAV, as a practical expedient, that is calculated by the investment manager or sponsor of the fund and have varying liquidity, redemption period notices and other restrictions. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE C - FAIR VALUE MEASUREMENTS (CONTINUED)

Mutual Funds

The investments in mutual funds are valued utilizing a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of these investments are traded in active markets at their NAV per share and are primarily categorized as Level 1.

Berkshire Hathaway Stock Fund

The Plan allows investment in the common stock of the Company’s Parent. Berkshire Hathaway common stock trades on an active market. This investment option (referred to as the Berkshire Hathaway Stock Fund) also includes a cash component, thus resulting in a level 2 valuation.

A summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016, set forth by level within the fair value hierarchy (if applicable), is as follows:

	Investments, at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$153,688,374	$—	$—	$153,688,374
Berkshire Hathaway Stock Fund (see Note F)	—	28,348,090	—	28,348,090

Investments measured within fair value hierarchy	153,688,374	28,348,090	—	182,036,464

Common Collective Trust Funds (A)	—	—	—	72,692,814

Investments at fair value	$153,688,374	$28,348,090	$—	$254,729,278

(A)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value of investments in the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

	Investments, at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$128,287,850	$—	$—	$128,287,850
Berkshire Hathaway Stock Fund (see Note F)	—	23,434,509	—	23,434,509

Investments measured within fair value hierarchy	128,287,850	23,434,509	—	151,722,359

Common Collective Trust Funds (A)	—	—	—	63,683,251

Investments at fair value	$128,287,850	$23,434,509	$—	$215,405,610

(A)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value of investments in the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE C - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively.

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period
Schwab Indexed Retirement Funds(1)	$49,806,153	n/a	Daily	30 days
Morley Stable Value Fund(2)	22,606,654	n/a	Daily	12 months
Schwab Managed Retirement Trust Fund(3)	280,007	n/a	Daily	30 days

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period
Schwab Indexed Retirement Funds(1)	$38,290,775	n/a	Daily	30 days
Morley Stable Value Fund(2)	25,056,846	n/a	Daily	12 months
Schwab Managed Retirement Trust Fund(3)	335,630	n/a	Daily	30 days

(1)	These funds seek to provide total returns for investors retiring approximately at or near their specified year of retirement. These funds are designed as a single investment portfolio that adjusts asset allocations over time to better match the anticipated changing tolerances and returns objectives over their expected investment horizon. The funds may diversify holdings by investing in a variety of asset classes, including, but not limited to, domestic equity, international equity, emerging markets equity, global real estate, commodities, short term bond, intermediate-term bond, inflation-protected bond, world bond, and cash equivalents.
(2)	The objective of this fund is to provide preservation of capital and relatively stable returns. The fund primarily consists of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions.
(3)	The fund seeks to provide total return for investors near or in retirement. The fund is designed as a single investment portfolio that maintains a policy allocation that is intended to remain static and does not seek to distribute income. The funds may diversify holdings by investing in a variety of asset classes, including, but not limited to, domestic equity, international equity, emerging markets equity, global real estate, commodities, short term bond, intermediate-term bond, inflation-protected bond, world bond, and cash equivalents.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE D - TERMINATION OF THE PLAN

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any future date. However, no such amendment or termination shall affect the account balance of any participant as of the date such amendment or termination takes effect.

NOTE E - TAX STATUS

The IRS has determined and informed the Company by letter dated August 23, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter. The Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been provided in the Plan’s financial statements and the Company believes the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Company and Plan to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE F – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2017, there were transactions involving the investment of Plan assets in investments funds maintained by Schwab, which qualify as party-in-interest transactions. Fees paid by the Plan to Schwab for administrative fees were $11,361 for the year ended December 31, 2017.

The Plan has investments in its Parent’s common stock, which is accumulated in an investment account labeled the Berkshire Hathaway Stock Fund. This fund, which qualifies as party-in-interest transaction also has a cash component of $1,358,245 and $1,331,791 as of December 31, 2017 and 2016, respectively. At December 31, 2017, the Berkshire Hathaway Stock Fund held 135,900 shares of Berkshire Hathaway Class B Common Stock, which had a market value of $26,989,845. At December 31, 2016, the Berkshire Hathaway Stock Fund held 135,480 shares of Berkshire Hathaway Class B Common Stock, which had a market value of $22,102,718. The net realized/unrealized appreciation in fair value of Parent common stock held by the Berkshire Hathaway Stock Fund was $4,883,013 for the year ended December 31, 2017.

In addition, certain participants borrowed from the Plan. As of December 31, 2017 and 2016, the outstanding notes due from Plan participants were $3,987,820 and $3,690,854, respectively. Participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2017 may not necessarily be indicative of amounts that could be realized in a current market exchange.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE H – MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2017

Federal Id#: 13-5256230, Plan #: 003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	American Beacon Large Cap Value Fund Y Class	Mutual Fund	$14,510,485
*	Berkshire Hathaway Stock Fund	{A}	28,348,090
	Fidelity Spartan Extended Market Index Fund	Mutual Fund	3,798,092
	Fidelity International Index Fund	Mutual Fund	8,198,548
	JP Morgan Mid Cap Value Fund	Mutual Fund	6,767,406
	Mainstay Large Cap Growth Fund R1	Mutual Fund	17,017,556
	Metropolitan West Total Return Bond Fund	Mutual Fund	16,453,183
	Morley Stable Value Fund	Common Collective Trust Fund	22,606,654
	Northern Small Cap Value Fund	Mutual Fund	5,673,255
*	Schwab Indexed Retirement Fund 2010	Common Collective Trust Fund	1,016,413
*	Schwab Indexed Retirement Fund 2020	Common Collective Trust Fund	11,739,930
*	Schwab Indexed Retirement Fund 2030	Common Collective Trust Fund	16,981,374
*	Schwab Indexed Retirement Fund 2040	Common Collective Trust Fund	13,293,369
*	Schwab Indexed Retirement Fund 2050	Common Collective Trust Fund	6,743,365
*	Schwab Indexed Retirement Fund 2060	Common Collective Trust Fund	31,702
*	Schwab Managed Retirement Trust Income Fund	Common Collective Trust Fund	280,007
	T. Rowe Price Mid Cap Growth Fund	Mutual Fund	14,738,270
	T. Rowe Price New Horizon Fund	Mutual Fund	11,436,574
	Transamerica International Equity Fund	Mutual Fund	10,141,219
	Vanguard Institutional Index Fund	Mutual Fund	30,140,489
	Vanguard Star Fund	Mutual Fund	8,812,609
	Vanguard Total Bond Market Index Institutional	Mutual Fund	6,000,688

			254,729,278

*	Notes receivable from participants	4.25% - 8%, maturing from 2018 to 2033	3,987,820

			$258,717,098

*	Indicates a party-in-interest

{A} The Plan allows investment in the common stock of the Company’s Parent, Berkshire Hathaway Inc., which also includes a cash component.